THIRD QUARTER RESULTS                               Wednesday, October 18, 2000
(All amounts in U.S. dollars.
Per share information based on fully diluted shares outstanding unless noted otherwise.
Historical per share information reflects the impact of the December 1999 two-for-one stock split, retroactively applied)


                CELESTICA ANNOUNCES RECORD THIRD QUARTER RESULTS
                 REVENUE INCREASES 92 PER CENT TO $2.6 BILLION,
               ADJUSTED EARNINGS UP 157 PER CENT TO $83.9 MILLION
                 ADJUSTED EPS UP 117 PER CENT TO $0.39 PER SHARE

TORONTO, Canada - Celestica Inc. (NYSE, TSE: CLS), a world leader in electronics manufacturing services (EMS), today announced financial results for the third quarter ended September 30, 2000.

REVENUE for the three months ended September 30, 2000 was $2,600 million, up 92 per cent from $1,357 million in the third quarter of 1999, and up 24 per cent sequentially from the second quarter of 2000. The accelerating growth rate continues to be buoyed by strong organic growth, with strength across all geographies and in key end markets such as communications and internet infrastructure markets such as servers and storage.

ADJUSTED NET EARNINGS, which exclude the after-tax impact of amortization of intangible assets and integration costs related to acquisitions, increased 157 per cent to $83.9 million, compared to $32.6 million in the third quarter of 1999, and up 32 per cent from the second quarter this year. The year-over-year and sequential improvements resulted from the strong revenue growth and operating margin expansion in all three of the company's operating geographies.

ADJUSTED NET EARNINGS PER SHARE rose 117 per cent to $0.39 per share compared to $0.18 per share for the same period in 1999, and up sequentially 30 per cent from the second quarter in 2000 and continue to exceed revenue growth rates.

NET EARNINGS increased 186 per cent to $55.7 million, or $0.26 per share, compared to $19.5 million or $0.11 per share in the third quarter of 1999.

FOR THE NINE-MONTH PERIOD ended September 30, 2000, revenue was $6,304 million, up 71 per cent from $3,688 million for the same period last year. Adjusted net earnings were $187.2 million, up 128 per cent from $82.0 million last year. Adjusted net earnings per share were $0.90, up 88 per cent from $0.48 for the same period last year. Net earnings were $123.2 million or $0.60 per share compared to $42.2 million or $0.25 per share last year.

"Celestica's business performance continues to reflect our strong win rates in a very robust industry environment," said Eugene Polistuk, president and CEO, Celestica Inc. "Significant revenue growth was achieved around the globe with over half of our growth being achieved organically. We reached our $10 billion annualized run rate far ahead of schedule. Importantly, we also improved our operating margins in all three of our major geographies reflecting the focus and success the Company is having in improving its profitability. As we look ahead, we believe that the long-term fundamentals for outsourcing remain very strong. Also, our strategy of having diversified, leading customers in multiple end-markets who leverage our leadership in technology, quality and supply chain management gives us a strong engine for continued high growth and improved profitability going forward."

ABOUT CELESTICA
With more than 23,000 employees worldwide, Celestica operates 33 manufacturing and design facilities in the United States, Canada, Mexico, the United Kingdom, Ireland, Italy, the Czech Republic, Thailand, Hong Kong, China, Malaysia and Brazil. Celestica provides a broad range of services including design, prototyping, assembly, testing, product assurance, supply chain management, worldwide distribution and after-sales service. Its customers include industry leading original equipment manufacturers (OEMs), primarily in the information technology and communications sectors.

For further information on Celestica, visit its website at HTTP://WWW.CELESTICA.COM. The company's security filings can also be accessed at HTTP://WWW.SEDAR.COM.

SAFE HARBOUR AND FAIR DISCLOSURE STATEMENT
STATEMENTS CONTAINED IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISK AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN THE FORWARD-LOOKING STATEMENTS. AMONG THE KEY FACTORS THAT COULD CAUSE SUCH DIFFERENCES ARE: THE LEVEL OF OVERALL GROWTH IN THE ELECTRONICS MANUFACTURING SERVICES (EMS) INDUSTRY; VARIABILITY OF OPERATING RESULTS AMONG PERIODS; DEPENDENCE ON THE COMPUTER AND COMMUNICATIONS INDUSTRIES; DEPENDENCE ON A LIMITED NUMBER OF CUSTOMERS; AND THE ABILITY TO MANAGE EXPANSION, CONSOLIDATION AND THE INTEGRATION OF ACQUIRED BUSINESSES. THESE AND OTHER FACTORS ARE DISCUSSED IN THE COMPANY'S VARIOUS PUBLIC FILINGS AT WWW.SEDAR.COM.

AS OF ITS DATE, THIS PRESS RELEASE CONTAINS ANY MATERIAL INFORMATION ASSOCIATED WITH THE COMPANY'S THIRD QUARTER FINANCIAL RESULTS.


Contacts:
Laurie Flanagan                                   Paul Carpino
Corporate Communications                          Celestica Investor Relations
(416) 448-2200                                    (416) 448-2211
FLANAGAN@CELESTICA.COM                            CLSIR@CELESTICA.COM

CELESTICA INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS (DEFICIT) (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
(unaudited)

                                                         THREE MONTHS ENDED               NINE MONTHS ENDED
                                                            SEPTEMBER 30,                   SEPTEMBER 30,
                                                        1999            2000            1999            2000
-------------------------------------------------------------------------------------------------------------------

Revenue                                            $    1,356,947  $    2,600,149  $   3,688,482   $   6,304,355
                                                   ----------------------------------------------------------------
                                                   ----------------------------------------------------------------
Gross profit                                       $       98,588  $      183,503  $     262,186   $     439,925

Selling, general and administrative expenses               51,612          85,121        140,909         216,603
Amortization of intangible assets                          14,070          25,607         41,629          60,178
Integration costs related to acquisitions                   1,282           4,842          5,250          10,413
Interest expense (income), net                              2,995          (5,229)         8,462         (13,323)
                                                   ----------------------------------------------------------------
Earnings before income taxes                               28,629          73,162         65,936         166,054
Provision for income taxes                                  9,161          17,485         23,727          42,850
                                                   ----------------------------------------------------------------
Net earnings for the period                                19,468          55,677         42,209         123,204

Retained earnings (deficit), beginning of period          (29,477)         83,735        (52,218)         16,208
Convertible debt accretion, net of tax (note 2)                 -          (2,098)             -          (2,098)
                                                   ----------------------------------------------------------------
Retained earnings (deficit), end of period         $      (10,009) $      137,314  $     (10,009)  $     137,314
                                                   ----------------------------------------------------------------
                                                   ----------------------------------------------------------------

Earnings per share - basic (1)                     $        0.12   $        0.26   $        0.26   $        0.61
                                                   ----------------------------------------------------------------
                                                   ----------------------------------------------------------------

Earnings per share - fully diluted (1)             $        0.11   $        0.26   $        0.25   $        0.60
                                                   ----------------------------------------------------------------
                                                   ----------------------------------------------------------------

Weighted average number of shares
   Outstanding (in 000's) - basic (1)                     168,686         203,003         163,892         198,633
Weighted average number of shares
   Outstanding (in 000's) - fully diluted (1)             180,196         223,753         175,137         214,599
                                                   ----------------------------------------------------------------
                                                   ----------------------------------------------------------------

(1)All historical share and per share information has been restated to reflect the effects of the two-for-one stock split on a retroactive basis.


--------------------------------------------------------------------------------


ADJUSTED NET EARNINGS
(IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
(unaudited)

                                                         THREE MONTHS ENDED               NINE MONTHS ENDED
                                                            SEPTEMBER 30,                   SEPTEMBER 30,

                                                        1999            2000            1999            2000
-------------------------------------------------------------------------------------------------------------------

Adjusted net earnings (2)                          $       32,612  $       83,925  $      81,993   $     187,189

Adjusted net earnings per share - basic (1)        $        0.19   $        0.40   $       0.50    $       0.93

Adjusted net earnings per share - fully diluted    $        0.18   $        0.39   $       0.48    $       0.90
(1)

(1)All historical share and per share information has been restated to reflect the effects of the two-for-one stock split on a retroactive basis.
(2)Adjusted net earnings exclude the after-tax effect of integration costs related to acquisitions and amortization of intangible assets.

--------------------------------------------------------------------------------

  CELESTICA INC.
  CONSOLIDATED BALANCE SHEETS
  (IN THOUSANDS OF U.S. DOLLARS)
  (unaudited)

                                                                 AS AT SEPTEMBER 30,
                                                                1999              2000
  ------------------------------------------------------- ----------------- -----------------
  ASSETS
  Current assets
     Cash and short-term investments                      $      73,447     $     942,494
     Accounts receivable                                        595,325         1,501,027
     Inventories                                                785,442         1,621,268
     Other assets                                                57,936           172,578
                                                          ----------------- -----------------
                                                              1,512,150         4,237,367
  Capital assets                                                326,240           544,377
  Intangible assets                                             348,998           589,554
  Other assets                                                   85,689           102,299
                                                          ----------------- -----------------
                                                          $   2,273,077     $   5,473,597
                                                          ----------------- -----------------
                                                          ----------------- -----------------

  LIABILITIES AND SHAREHOLDERS' EQUITY
  Current liabilities
     Accounts payable and accrued liabilities               $   949,605       $ 1,905,599
     Deferred income taxes                                        3,227             6,192
     Current portion of long-term debt                            2,843             1,922
                                                          ----------------- -----------------
                                                                955,675         1,913,713
  Long-term debt                                                132,872           130,073
  Other liabilities                                              17,982            56,418
                                                          ----------------- -----------------
                                                              1,106,529         2,100,204
  Shareholders' equity
     Capital stock (note 3)                                   1,175,009         2,394,610
     Convertible debt (note 2)                                        -           854,390
     Retained earnings (deficit)                                (10,009)          137,314
     Foreign currency translation adjustment                      1,548           (12,921)
                                                          ----------------- -----------------
                                                              1,166,548         3,373,393
                                                          ----------------- -----------------
                                                          $   2,273,077     $   5,473,597
                                                          ----------------- -----------------
                                                          ----------------- -----------------

CELESTICA INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS OF U.S. DOLLARS)
(unaudited)

                                                      THREE MONTHS ENDED               NINE MONTHS ENDED
                                                         SEPTEMBER 30,                   SEPTEMBER 30,
                                                      1999            2000            1999           2000
----------------------------------------------------------------------------------------------------------------

CASH PROVIDED BY (USED IN)
OPERATIONS
  Net earnings for the period                   $       19,468   $       55,677  $      42,209  $     123,204
  Items not affecting cash:
    Depreciation and amortization                       32,918           58,335         90,623        145,584
    Other                                                1,891           (5,805)        (4,302)       (20,718)
                                                ----------------------------------------------------------------
  Cash from earnings                                    54,277          108,207        128,530        248,070
  Non-cash working capital changes                      16,132         (206,236)      (161,235)      (486,518)
                                                ----------------------------------------------------------------
                                                        70,409          (98,029)       (32,705)      (238,448)

INVESTING
  Acquisitions, net of cash acquired                    (8,554)         (25,927)       (13,886)      (622,660)
  Purchase of capital assets                           (76,108)         (66,033)      (155,210)      (163,936)
  Other                                                    (21)             735         (1,466)        22,382
                                                ----------------------------------------------------------------
                                                       (84,683)         (91,225)      (170,562)      (764,214)

FINANCING
  Bank indebtedness                                          -              249              -         (8,631)
  Decrease in long-term debt, net                       (6,018)               -         (8,363)             -
  Issuance of share capital                              3,314            1,125        269,856        765,799
  Share issue costs                                          -                -        (12,737)       (26,788)
  Deferred financing costs                                (115)             (10)        (1,261)          (114)
  Issuance of convertible debt                               -          862,865              -        862,865
  Convertible debt issue costs                               -          (19,405)             -        (19,405)
  Other                                                 (3,395)           3,276         (2,502)           (92)
                                                ----------------------------------------------------------------
                                                        (6,214)         848,100        244,993      1,573,634

INCREASE (DECREASE) IN CASH                            (20,488)         658,846         41,726        570,972
CASH, BEGINNING OF PERIOD                               93,935          283,648         31,721        371,522
                                                ----------------------------------------------------------------
CASH, END OF PERIOD                             $       73,447   $      942,494  $      73,447  $     942,494
                                                ----------------------------------------------------------------
                                                ----------------------------------------------------------------



SUPPLEMENTAL INFORMATION
  Paid during the period
    Interest                                    $          969   $          294  $       9,233  $       8,051
    Taxes                                       $        2,143   $        8,411  $      17,383  $      40,785



Cash is comprised of cash and short-term investments.

CELESTICA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF U.S. DOLLARS)
(unaudited)


1.   SEGMENTED INFORMATION:

     The Company's operations fall into one dominant industry segment, the electronics manufacturing services industry. The Company manages its operations, and accordingly determines its operating segments, on a geographic basis. The performance of geographic operating segments is monitored based on EBIAT (earnings before interest, amortization of intangible assets, income taxes, integration costs related to acquisitions and other charges). The Company monitors enterprise-wide performance based on adjusted net earnings, which is calculated as net earnings before amortization of intangible assets, and integration costs related to acquisitions, net of related income taxes. Inter-segment transactions are reflected at market value.

     The following is a breakdown of: revenue, EBIAT, adjusted net earnings and total assets by operating segment. Certain comparative information has been restated to reflect changes in the management of operating segments.


                                                     THREE MONTHS ENDED                NINE MONTHS ENDED
                                                        SEPTEMBER 30,                    SEPTEMBER 30,
                                                    1999             2000            1999             2000
---------------------------------------------- ---------------- --------------- ---------------- ---------------
REVENUE
North America (1)                              $     930,695    $   1,646,147   $   2,527,526    $   4,223,920
Europe                                               262,295          764,272         753,146        1,637,126
Asia                                                 183,005          284,992         480,013          733,135
Elimination of inter-segment revenue                 (19,048)         (95,262)        (72,203)        (289,826)
                                               ---------------- --------------- ---------------- ---------------
                                               $   1,356,947    $   2,600,149   $   3,688,482    $   6,304,355
                                               ---------------- --------------- ---------------- ---------------
                                               ---------------- --------------- ---------------- ---------------

EBIAT
North America                                  $      29,666    $      56,017   $      82,008    $     131,298
Europe                                                11,022           33,119          25,347           67,835
Asia                                                   6,288            9,246          13,922           24,189
                                               ---------------- --------------- ---------------- ---------------
EBIAT                                                 46,976           98,382         121,277          223,322

Interest, net                                         (2,995)           5,229          (8,462)          13,323
Amortization of intangible assets                    (14,070)         (25,607)        (41,629)         (60,178)
Integration costs related to acquisitions             (1,282)          (4,842)         (5,250)         (10,413)
                                               ---------------- --------------- ---------------- ---------------
Earnings before income taxes                   $      28,629    $      73,162   $      65,936    $     166,054
                                               ---------------- --------------- ---------------- ---------------
                                               ---------------- --------------- ---------------- ---------------

ADJUSTED NET EARNINGS                          $      32,612    $      83,925   $      81,993    $     187,189
                                               ---------------- --------------- ---------------- ---------------
                                               ---------------- --------------- ---------------- ---------------

                                                                                      AS AT SEPTEMBER 30,
                                                                                     1999             2000
                                                                                ---------------- ---------------
TOTAL ASSETS
North America                                                                   $   1,157,472    $   3,401,280
Europe                                                                                789,522        1,578,123
Asia                                                                                  326,083          494,194
                                                                                ---------------- ---------------
                                                                                $   2,273,077    $   5,473,597
                                                                                ---------------- ---------------
                                                                                ---------------- ---------------

(1) Revenue from Canadian operations was $598,601 and $833,061 for the three months ended September 30, 1999 and 2000, respectively and $1,658,580 and $2,191,017 for the nine months ended September 30, 1999 and 2000, respectively.

CELESTICA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF U.S. DOLLARS)
(unaudited)


2.   CONVERTIBLE DEBT:

     In August 2000, Celestica issued Liquid Yield Option Notes (LYONs) with a principal amount at maturity of $1,813,550, payable August 1, 2020. The Company received net after tax proceeds, after deducting underwriting commissions, of $850,372. No interest is payable on the LYONs and the issue price of the LYONs represents a yield to maturity of 3.75%. The LYONs are subordinated in right of payment to all existing and future senior indebtedness of the Company.

     The LYONs are convertible at any time at the option of the holder, unless previously redeemed or repurchased, into 5.6748 subordinate voting shares for each $1 principal amount at maturity. Holders may require the Company to repurchase all or a portion of their LYONs on August 2, 2005, August 1, 2010 and August 1, 2015 and the Company may redeem the LYONs at any time on or after August 1, 2005 (and, under certain circumstances, before that date). The Company is required to offer to repurchase the LYONs if there is a change in control or a delisting event. Generally, the redemption or repurchase price is equal to the accreted value of the LYONs. The Company may elect to pay the principal amount at maturity of the LYONs and the repurchase price is payable in certain circumstances in cash or subordinate voting shares or any combination thereof.

     Upon the occurrence of certain tax events, the Company may elect to pay interest on the LYONs in lieu of accruing the original issue discount.

     The Company has recorded the LYONs as an equity instrument pursuant to Canadian GAAP. In accordance with Canadian GAAP the LYONs are bifurcated into a principal equity component (representing the present value of the notes) and an option component (representing the value of the conversion features of the notes). The principal equity component is accreted over the 20-year term through periodic charges to retained earnings.

     The accretion of the convertible debt is deducted from net earnings for the period to determine earnings available to shareholders for the calculation of basic earnings per share.

3.   OUTSTANDING SHARES:

     As at September 30, 2000, Celestica had outstanding 39,065,950 multiple voting shares, 164,101,435 subordinate voting shares and 14,340,131 options to acquire subordinate voting shares under Celestica's employee incentive plans. The multiple voting shares are convertible into subordinate voting shares on a one-for-one basis. In August 2000, Celestica issued LYONs (see note 2) which are convertible into 5.6748 subordinate voting shares of Celestica for each $1 principal amount at maturity or 10,291,534 subordinate voting shares.